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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    / /               Form 40-F    /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   / /                    No   /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             AT&T CANADA INC.
                             (Registrant)


Date: October 22, 2002       By:   /s/ Scott Ewart
                                -------------------
                             Name:  Scott Ewart
                             Title: Senior Vice President, General Counsel,
                                    Secretary & Chief Privacy Officer



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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

              SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:  REPORTING ISSUER

         AT&T Canada Inc.
         Suite 1600
         200 Wellington Street West
         Toronto ON  M5V 3G2

ITEM 2:  DATE OF MATERIAL CHANGE

         October 15, 2002

ITEM 3:  PRESS RELEASE

         The attached press releases were issued by AT&T Canada Inc. on October 15, 2002.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

         On October 15, 2002 AT&T Canada Inc. ("AT&T Canada" or the "Company") announced that it has reached an agreement in principle with the financial and legal representatives of a steering committee (the "Bondholder Committee") of AT&T Canada's public bondholders on a proposed restructuring plan (the "Plan"). The Plan contemplates the elimination of all of the funded debt obligations of AT&T Canada.

         The Plan includes the following key elements:

         - In exchange for AT&T Canada's $4.5 billion of outstanding public debt, AT&T Canada's bondholders will receive, on a pro rata basis, an estimated aggregate minimum payment of $200 million of cash and 100% of the new equity of AT&T Canada;

         - To advance this consensual Plan in an orderly and equitable fashion, AT&T Canada - with the support of AT&T Corp. and the Bondholder Committee - today obtained an Order of the Ontario Superior Court of Justice under the COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") on October 15, 2002. The Court Order will, among other things, enable AT&T Canada to continue serving its customers and paying employees


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                                        - 2 -

                and ongoing suppliers without interruption, and minimize the possibility of any disruptive legal actions against the company during the restructuring process;

         - AT&T Canada will remain fully operational throughout the capital restructuring process and will continue to do business as usual with respect to its customers, ongoing suppliers and employees;

         - Completion of the restructuring is subject to entering into definitive agreements and receipt of material approvals including bondholder, regulatory and Court approval;

         - AT&T Canada expects to receive all necessary approvals by year-end 2002; and

         - AT&T Canada expects to emerge from the restructuring process financially and operationally strong, generating positive annual free cash flow in 2003 and beyond, with no long-term debt obligations, cash at closing of approximately $100 million and the strongest balance sheet of any Canadian telecom company.

         In the event that new commercial agreements are entered into between AT&T Canada and AT&T Corp., AT&T Corp. will receive an initial seven percent equity interest in AT&T Canada; with further equity interests of two percent and one percent vesting in the fourth and fifth years respectively, of the term of such agreements. The new commercial agreements would have a term of five years, subject to normal early termination provisions in certain circumstances, including following 30 months and a further six-month wind-down period as a result of a reduction in AT&T Corp.'s equity interest below an agreed threshold. There can be no assurance that AT&T Canada and AT&T Corp. will reach agreement on definitive commercial agreements.

         In connection with its decision to proceed with a CCAA filing, the Company determined not to exercise its right to make the bond interest payments due September 15 and September 23, 2002.

         Pursuant to the terms of the Order, during the restructuring process, AT&T Canada will continue to conduct its commercial affairs in a normal fashion, including continuing to provide all products and services to customers without interruption. The company intends to pay ongoing suppliers for all goods and services in the ordinary course of business, regardless if the goods and services were provided before or after the filing date. All employees will continue to be paid on their normal schedules. With more than $400 million in cash on hand, the Company has adequate financial resources to operate uninterrupted throughout this process.

         The entities covered by the Order include: the Company, AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company,


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                                        - 3 -

         MetroNet Fiber US Inc., MetroNet Fiber Washington Inc., and Netcom Canada Inc.

         In the United States, ancillary court proceedings were commenced under U.S. law. These ancillary proceedings formally recognize the CCAA proceedings in Canada, but they do not constitute plenary Chapter 11 proceedings.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         See the attached press releases of AT&T Canada Inc. which are hereby incorporated by reference.

ITEM 6:  RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.

ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

         For further information, contact Scott Ewart at (416) 345-2000

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario this            day of October 2002.

                                  AT&T CANADA INC.


                                  By:
                                     _____________________________________
                                  Name: Scott Ewart
                                  Title: Senior Vice President and General
                                         Counsel and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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                                                         [LOGO]


                         AT&T CANADA OBTAINS COURT ORDER
               TO ADVANCE CONSENSUAL CAPITAL RESTRUCTURING PLAN

TORONTO, ON (OCTOBER 15, 2002) - Further to a news release issued earlier today, and following the completion of proceedings before the Ontario Superior Court of Justice that began this morning, AT&T Canada Inc. announced that it had obtained a court Order under the COMPANIES' CREDITORS ARRANGEMENT ACT to advance the announced consensual capital restructuring plan.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:

Ian Dale                                    Brock Robertson
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com


May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com


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                                                         [LOGO]


           AT&T CANADA AND BONDHOLDER COMMITTEE AGREE ON CAPITAL
                           RESTRUCTURING PLAN

             COMPANY PURSUING RENEWED COMMERCIAL TIES BETWEEN
                         AT&T CANADA AND AT&T CORP.


TORONTO, ON (OCTOBER 15, 2002) - AT&T Canada today announced that it has reached an agreement in principle with the financial and legal representatives of a steering committee of AT&T Canada's public bondholders on a proposed restructuring plan. The proposed restructuring plan, which is the product of months of constructive discussions among the parties, will eliminate all of the funded debt obligations of AT&T Canada, allowing AT&T Canada to secure its position as a strong, long-term competitor in the Canadian telecommunications marketplace.

Purdy Crawford, Chairman of the Board, AT&T Canada said, "I want to commend all of the parties to this plan for conducting a constructive process that should preserve the value of this company for the benefit of its stakeholders. This plan has the support of the Board and we look forward to working with the bondholder committee to see this plan through to reaching definitive agreements and timely approval."

Members of the ad hoc steering committee hold approximately 20% of the company's outstanding public debt. The steering committee was formed from a broader bondholder group holding more than 70% of the outstanding public debt.

The plan includes the following key elements:

- In exchange for AT&T Canada's $4.5 billion of outstanding public debt, AT&T Canada's bondholders will receive, on a pro rata basis, an estimated aggregate minimum payment of $200 million of cash and 100% of the new equity of AT&T Canada;

- To advance this consensual plan in an orderly and equitable fashion, AT&T Canada - with the support of AT&T Corp. and the bondholder committee - filed an application today for an Order of the Ontario Superior Court of Justice under the COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA"). If granted, the Court Order being sought will, among other things, enable AT&T Canada to continue serving its customers and paying employees and ongoing suppliers without interruption, and minimize the possibility of any

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                                        2

       disruptive legal actions against the company during the restructuring process;

- AT&T Canada will remain fully operational throughout the capital restructuring process and will continue to do business as usual with respect to its customers, ongoing suppliers and employees;

- Completion of the restructuring is subject to entering into definitive agreements and receipt of material approvals including, bondholder, regulatory and Court approval.

-      AT&T Canada expects to receive all necessary approvals by year-end 2002;
       and

- AT&T Canada expects to emerge from the restructuring process financially and operationally strong, generating positive annual free cash flow in 2003 and beyond, with no long-term debt obligations, cash at closing of approximately $100 million and the strongest balance sheet of any Canadian telecom company.

Brascan Financial Corporation and CIBC Capital Partners are continuing to pursue discussions as to whether they will have any ongoing participation in AT&T Canada.

AT&T Canada believes it has made substantial progress in discussions with AT&T Corp. aimed at reaching a series of new commercial agreements that will, among other things: enhance national and global connectivity for AT&T Canada customers through the AT&T global network; strengthen the operating, product, service and branding ties between the two companies; and improve cross-border service for North American customers.

In the event that new commercial agreements are entered into between AT&T Canada and AT&T Corp., AT&T Corp. will receive an initial 7 percent equity interest in AT&T Canada; with further equity interests of two percent and one percent vesting in the fourth and fifth years respectively, of the term of such agreements. The new commercial agreements would have a term of five years, subject to normal early termination provisions in certain circumstances, including following 30 months and a further six month wind-down period as a result of a reduction in AT&T Corp.'s equity interest below an agreed threshold. There can be no assurance that AT&T Canada and AT&T Corp. will reach agreement on definitive commercial agreements.

In connection with its decision to proceed with a CCAA filing, the company has determined not to exercise its right to make the bond interest payments due September 15 and September 23, 2002.

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                                        3

John McLennan, Vice Chairman and CEO of AT&T Canada, said, "We are very pleased to have achieved not only our goal of establishing a strong capital structure, but also the progress of discussions with AT&T Corp. aimed at strengthening AT&T Canada's ties to AT&T Corp. and its global network. Our operating plan results in the generation of positive free cash flow and the restructuring plan that we are announcing today builds on that by eliminating approximately $425 million of annual cash debt service obligations. This substantially increases our ability to invest in our business and to continue providing superior products and services to our customers. In all, we have reached general agreement on a capital restructuring plan that significantly advances our goal of securing AT&T Canada's future as a strong and growing competitor in the Canadian telecommunications marketplace."

Mr. McLennan continued, "We are entering this process to implement a solution, rather than to confront a problem. The dynamics of the process we are following are different from those of most other companies that have filed under CCAA. First, AT&T Canada's underlying business is strong, our operating performance is sound and we enter this process with over $400 million of cash on hand. Second, our filing is made with the benefit of an agreement on the principles underlying our proposed capital restructuring. So unlike other companies who file under this process in the hopes of developing such a plan, we are entering this process in order to finalize and proceed to implement a plan. And third, no additional workforce reductions or other operational restructuring measures are associated with today's announcement.

"Our challenge has been to overcome unsustainable debt levels in the face of difficult business conditions. The plan we are seeking to implement will help us achieve not only a capital structure free of long-term debt, but to emerge with an even stronger value proposition for our customers, and continued opportunity for our employees."

Evan D. Flaschen of Bingham McCutchen LLP, U.S. counsel to the ad hoc committee of bondholders, stated, "We are pleased that we have reached agreement with AT&T Canada subject to approval by the bondholders at large and by the Courts. While our negotiating group considered a variety of structures and alternatives, we concluded that a complete deleveraging of AT&T Canada's balance sheet would best position AT&T Canada as a strong and successful competitor and, therefore, provide the greatest value to bondholders through their new equity stake."

During the restructuring process, if the order being sought is granted, AT&T Canada will continue to conduct its commercial affairs in a normal fashion, including continuing to provide all products and services to customers without interruption. The company intends to pay ongoing suppliers for all goods and services in the ordinary course of business, regardless if the goods and services

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                                        4

were provided before or after the filing date. All employees will continue to be paid on their normal schedules. With more than CDN$400 million in cash on hand, the company has adequate financial resources to operate uninterrupted throughout this process.

POSITIVE OUTLOOK
McLennan concluded, "With this announcement we are continuing to do what we said we would six months ago when we laid out a three-point plan for establishing AT&T Canada as a strong and growing competitor. We addressed the first component of that plan through a series of cost saving and productivity enhancing measures taken over the summer. Today's plan, taken together with last week's completion of the deposit receipt agreement and the repayment of AT&T Canada's bank debt, addresses the second component - achieving a strong capital structure. And we continue to pursue the third - achieving a competitively neutral regulatory framework that permits Canadian telecom customers to reap the benefits of true competition.

"The plan we achieved should send a clear message to our customers that AT&T Canada will remain a strong and successful competitor, and give our employees a new sense of excitement about the future. When we emerge from this process, AT&T Canada will be well along the road to achieving its full potential.

"As the largest competitor to the incumbent telephone companies we have developed deep customer relationships with many of Canada's leading corporations. We offer a range of state-of-the-art data, Internet, local and long distance solutions. We enjoy a strong market position and significant brand equity. The renewed relationship with AT&T Corp. would further enhance our ability to meet our customers' most demanding, national and global needs. We look forward to working through the restructuring process and emerging as a financially and operationally stronger well-positioned to leverage these qualities for the benefit of all our stakeholders."

                            ------------------

In its application to the Court, AT&T Canada has proposed that the Toronto office of KPMG Inc. serve as the Court-appointed monitor during the CCAA process and assist the company in the implementation of the restructuring plan.

The entities covered by the Order include: AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber US Inc., MetroNet Fiber Washington Inc., and Netcom Canada Inc.

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                                        5

In the United States, ancillary court proceedings will be commenced under U.S. law. These ancillary proceedings formally recognize the CCAA proceedings in Canada, but they do not constitute plenary Chapter 11 proceedings.

Osler, Hoskin & Harcourt LLP is serving as AT&T Canada's primary legal counsel. Greenhill & Co. is serving as AT&T Canada's financial advisor.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
Ian Dale                                    Brock Robertson
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com

May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com